EXHIBIT 99.1

Hydrogenics Announces Election of Directors

MISSISSAUGA, Ontario, May 14, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that all of the nominees listed in the Management Proxy Circular dated March 20, 2018 were elected as directors of Hydrogenics Corporation at the Company’s Annual General Meeting held on May 11, 2018 in Mississauga, Ontario, Canada.

Each of the directors were re-elected by a majority of the votes cast by shareholders present or represented by proxy.  The results of the vote are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas Alexander	6,282,705	95.6	289,413	4.4
Joseph Cargnelli	6,486,206	98.7	85,912	1.3
Sara Elford	6,485,485	98.7	86,633	1.3
David Ferguson	6,260,840	95.3	311,278	4.7
Don Lowry	6,259,375	95.2	312,743	4.8
Daryl Wilson	6,510,809	99.1	61,309	0.9

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com